                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 3)

                        Ethan Allen Interiors Inc.
--------------------------------------------------------------------------
                             (Name of Issuer)

    Common Stock, $.01 par value                    297602104
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

   Nancy E. Barton, Esq., General Electric Capital Corporation, 260 Long
         Ridge Road, Stamford, Connecticut  06927  (203) 357-4000
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             November 25, 1996
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 24 Pages)

 CUSIP No.      297602104                13D           Page 2 of 24


     1     NAME OF REPORTING PERSON:   General Electric Capital
                                       Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.   13-1500700
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF        Not applicable
           FUNDS:

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [x]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF     New York
           ORGANIZATION:


   NUMBER OF     7   SOLE VOTING POWER:        646,904
     SHARES
  BENEFICIALLY   8   SHARED VOTING POWER:      0
    OWNED BY
      EACH       9   SOLE DISPOSITIVE POWER:   646,904
   REPORTING
  PERSON WITH    10  SHARED DISPOSITIVE        0
                     POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       646,904
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   4.5%

    14     TYPE OF REPORTING PERSON:   CO

 CUSIP No.      297602104                13D           Page 3 of 24


     1     NAME OF REPORTING PERSON:   General Electric Capital Services,
                                       Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.   06-1109503
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF        Not applicable
           FUNDS:

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [x]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF     Delaware
           ORGANIZATION:

   NUMBER OF     7   SOLE VOTING POWER:        Disclaimed (See 11 below)
     SHARES
  BENEFICIALLY   8   SHARED VOTING POWER:      0
    OWNED BY
      EACH       9   SOLE DISPOSITIVE POWER:   Disclaimed (See 11 below)
   REPORTING
  PERSON WITH    10  SHARED DISPOSITIVE        0
                     POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       Beneficial ownership of all
           OWNED BY REPORTING PERSON:          shares disclaimed by
                                               General Electric Capital
                                               Services, Inc.

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  Not
                                                                applicable
                                                                (See 11
                                                                above)

    14     TYPE OF REPORTING PERSON:   CO

 CUSIP No.      297602104                13D           Page 4 of 24


     1     NAME OF REPORTING PERSON:   General Electric Company

           S.S. OR I.R.S. IDENTIFICATION NO.   14-0089340
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF        Not applicable
           FUNDS:

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [x]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF     New York
           ORGANIZATION:

   NUMBER OF     7   SOLE VOTING POWER:        Disclaimed (See 11 below)
     SHARES
  BENEFICIALLY   8   SHARED VOTING POWER:      0
    OWNED BY
      EACH       9   SOLE DISPOSITIVE POWER:   Disclaimed (See 11 below)
   REPORTING
  PERSON WITH    10  SHARED DISPOSITIVE        0
                     POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       Beneficial ownership of all
           OWNED BY REPORTING PERSON:          shares disclaimed by
                                               General Electric Company

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  Not
                                                                applicable
                                                                (See 11
                                                                above)

    14     TYPE OF REPORTING PERSON:   CO

               This statement constitutes the third amendment ("Amendment No. 3") to, and restates in part, a statement on Schedule 13D previously filed with the Securities and Exchange Commission.

     ITEM 1.  SECURITY AND ISSUER

               This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of Ethan Allen Interiors Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Ethan Allen Drive, Danbury, Connecticut 06811.

     ITEM 2.  IDENTITY AND BACKGROUND

               This statement is filed by General Electric Capital Corporation, a New York corporation ("GE Capital"), for and on behalf of itself, General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). GECS is a wholly-owned subsidiary of GE, and GE Capital is a wholly-owned subsidiary of GECS. GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

               GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the capital stock of GE Capital and other subsidiaries. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

     ITEMS 2(A), (B) AND (C)

               For information with respect to the identity and background of each executive officer and director of GE Capital, GECS and GE see Schedules I, II and III attached hereto, respectively.

               This statement is being filed while GE Capital, GECS and GE are in the process of verifying information required herein from their respective executive officers and directors. If GE Capital, GECS or GE obtains information which would cause a change in the information contained herein, an amendment to this statement will be filed that will set forth such change in information.

     ITEMS 2(D) AND (E)

               Except as set forth in Schedule IV hereto, during the last five years none of GE Capital, GECS, GE, nor, to the best of their knowledge, any of their directors or executive officers has




     been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     ITEM 2(F)

               To the knowledge of GE Capital, GECS and GE, all of their executive officers and directors are U.S. citizens, except that (i) Paolo Fresco, Vice Chairman of the Board and an executive officer of GE and a director of GE Capital and GECS, is an Italian citizen, (ii) Claudio X. Gonzalez, a director of GE, is a Mexican citizen, (iii) Kaj Ahlman, an executive officer and a director of GECS is a Danish citizen, and (iv) Nigel Andrews, an executive officer of GECS and a director of GECS and GE Capital, is a UK citizen.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               GE Capital has acquired the shares of Common Stock using funds from its working capital.

     ITEM 4.  PURPOSE OF TRANSACTION

               GE Capital purchased the Common Stock from the Company as an investment and holds it in the ordinary course of business and not with the purpose or effect of changing the control of the Company.

               GE Capital intends to review its investment in the Common Stock on a regular basis and as a result thereof may, at any time or from time to time, acquire additional shares of the Common Stock in the open market or private transactions or otherwise or dispose of all or a portion of the Common Stock owned by it. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

               Except as set forth below, neither GE Capital, GECS nor GE has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of
     Item 4.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

               (a) GE Capital beneficially owns 646,904 shares of Common Stock, which constitutes 4.5% of the number of shares of Common Stock outstanding.

               Except as disclosed in this Item 5(a), none of GE Capital, GECS, GE, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any securities of the Company or has a right to acquire any securities of the Company.

               (b) GE Capital has the sole power to vote or direct the voting of the Common Stock.

               Except as described in this Item 5(b), none of GE Capital, GECS, GE, nor to the best of their knowledge, any of their executive officers or directors presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

               (c) During the past 60 days, GE Capital has sold shares of Common Stock, details of which are set forth on Schedule V hereto. Except as described in this Item 5(c), neither GE Capital, GECS, GE, nor, to the best of their knowledge, any of their executive officers or directors, has effected any transaction in any securities of the Company during the past 60 days.

               (d) No person except for GE Capital is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Amendment No. 3.

               (e) On December 4, 1996, GE Capital, GECS and GE ceased to be the beneficial owner of more than 5% of the Common Stock of the Company.

               Neither the filing of this Amendment No. 3 nor anything contained herein is intended as, or should be construed as, an admission that GECS or GE is the "beneficial owner" of any shares of Common Stock.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               On March 23, 1993, GE Capital entered into a Registration Rights Agreement by and among the Company and Smith Barney Inc. ("Smith Barney") (the "Registration Rights Agreement"). Pursuant to such Registration Rights Agreement, GE Capital and Smith Barney, or their respective transferees, may make a written request of the Company for registration with the Securities and Exchange Commission, under and in accordance with the provisions of the Securities Act of 1933, as amended, of all or part of their registrable securities, which include the Common Stock (a "Demand Registration"). GE Capital (or its transferees given such right by GE Capital) shall be entitled to two (2) Demand Registrations, and Smith Barney (or its transferees given such right by Smith Barney) shall be entitled to one (1) Demand Registration.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


     Exhibit 3      Registration Rights Agreement by and
                    among the Company, GE Capital and Smith
                    Barney, dated as of March 23, 1993.
                    (previously filed)

     Exhibit 8 Joint Filing Agreement by and among GE, GECS and GE Capital, dated December 1, 1993.
                    (previously filed)

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         GENERAL ELECTRIC CAPITAL CORPORATION


                         By:  /s/ Nancy E. Barton
                              ------------------------------
                              Name:  Nancy E. Barton
                              Title: Senior Vice President, General
                                      Counsel and Secretary

                         Dated:  December 4, 1996

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    GENERAL ELECTRIC CAPITAL SERVICES, INC.


                    By:  /s/ Nancy E. Barton
                         ------------------------------
                         Name: Nancy E. Barton
                         Title: Senior Vice President, General
                                 Counsel and Secretary

                         Dated:  December 4, 1996

                                    SIGNATURE
                                    ---------
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              GENERAL ELECTRIC COMPANY


                              By:  /s/ Michael E. Pralle
                                   -------------------------
                                   Name:  Michael E. Pralle
                                   Title: Attorney-in-fact

                              Dated:  December 4, 1996

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

                  Filed by General Electric Capital Corporation



                              GENERAL ELECTRIC CAPITAL CORPORATION
                                DIRECTORS AND EXECUTIVE OFFICERS
                             --------------------------------------
       NAME                   PRESENT                        PRESENT
       ----                   BUSINESS                       PRINCIPAL
                              ADDRESS                        OCCUPATION
                              -------                        ----------
       Directors
       ---------

       Nigel D.T. Andrews     General Electric Capital       Executive Vice President,
                              Corporation                    General Electric Capital
                              260 Long Ridge Road            Corporation
                              Stamford, CT  06927

       Nancy E. Barton        General Electric Capital       Senior Vice President,
                              Corporation                    General Counsel and
                              260 Long Ridge Road            Secretary, General Electric
                              Stamford, CT  06927            Capital Corporation

       James R. Bunt          General Electric Company       Vice President and
                              3135 Easton Turnpike           Treasurer, General Electric
                              Fairfield, CT  06431           Company

       Dennis D. Dammerman    General Electric Company       Senior Vice President-
                              3135 Easton Turnpike           Finance and Chief Financial
                              Fairfield, CT  06431           Officer, General Electric
                                                             Company

       Paolo Fresco           General Electric Company       Vice Chairman and Executive
                              3135 Easton Turnpike           Officer, General Electric
                              Fairfield, CT  06431           Company

       Dale F. Frey           General Electric Investment    Vice President, General
                              Corporation                    Electric Company, Chairman
                              3003 Summer Street             and President, General
                              Stamford, CT  06904            Electric Investment
                                                             Corporation

      Benjamin W. Heineman,  General Electric Company       Senior Vice President,
       Jr.                    3135 Easton Turnpike           General Counsel and
                              Fairfield, CT  06431           Secretary, General Electric
                                                             Company

       Robert L. Nardelli     General Electric Company       Senior Vice President - GE
                              One River Road                 Power Systems
                              Schenectady, NY  12345

       Denis J. Nayden        General Electric Capital       President and Chief
                              Corporation                    Operating Officer, General
                              260 Long Ridge Road            Electric Capital
                              Stamford, CT  06927            Corporation




       NAME                   PRESENT                        PRESENT
       ----                   BUSINESS                       PRINCIPAL
                              ADDRESS                        OCCUPATION
                              -------                        ----------
       Michael A. Neal        General Electric Capital       Executive Vice President,
                              Corporation                    General Electric Capital
                              260 Long Ridge Road            Corporation
                              Stamford, CT  06927

       James A. Parke         General Electric Capital       Senior Vice President,
                              Corporation                    Finance, General Electric
                              260 Long Ridge Road            Capital Corporation
                              Stamford, CT  06927

       John M. Samuels        General Electric Company       Vice President and Senior
                              3135 Easton Turnpike           Counsel, Corporate Taxes,
                              Fairfield, CT  06431           General Electric Company

       Edward D. Stewart      General Electric Capital       Executive Vice President,
                              Corporation                    General Electric Capital
                              260 Long Ridge Road            Corporation
                              Stamford, CT  06927

       John F. Welch, Jr.     General Electric Company       Chairman and Chief
                              3135 Easton Turnpike           Executive Officer, General
                              Fairfield, CT  06431           Electric Company

       Gary C. Wendt          General Electric Capital       Chairman and Chief
                              Corporation                    Executive Officer,
                              260 Long Ridge Road            General Electric Capital
                              Stamford, CT  06927            Corporation

       Officers
       --------

       Gary C. Wendt          General Electric Capital       Chairman and Chief
                              Corporation                    Executive Officer
                              260 Long Ridge Road
                              Stamford, CT  06927

       Denis J. Nayden        General Electric Capital       President and Chief
                              Corporation                    Operating Officer
                              260 Long Ridge Road
                              Stamford, CT  06927

       Nigel D. T. Andrews    General Electric Capital       Executive Vice President
                              Corporation
                              260 Long Ridge Road
                              Stamford, CT  06927

       Michael A. Neal        General Electric Capital       Executive Vice President
                              Corporation
                              260 Long Ridge Road
                              Stamford, CT  06927

       Edward D. Stewart      General Electric Capital       Executive Vice President
                              Corporation
                              260 Long Ridge Road
                              Stamford, CT  06927



       NAME                   PRESENT                        PRESENT
       ----                   BUSINESS                       PRINCIPAL
                              ADDRESS                        OCCUPATION
                              -------                        ----------

       Nancy E. Barton        General Electric Capital       Senior Vice President,
                              Corporation                    General Counsel and
                              260 Long Ridge Road            Secretary
                              Stamford, CT  06927

       James A. Colica        General Electric Capital       Senior Vice President, Risk
                              Corporation                    Management and Credit
                              260 Long Ridge Road            Policy
                              Stamford, CT  06927

       Michael D. Fraizer     General Electric Capital       Senior Vice President,
                              Corporation                    Insurance/Investment
                              260 Long Ridge Road            Products
                              Stamford, CT  06927

       Robert L. Lewis        General Electric Capital       Senior Vice President,
                              Corporation                    Global Project & Structured
                              1600 Summer Street             Finance
                              6th Floor
                              Stamford, CT  06905

       James A. Parke         General Electric Capital       Senior Vice President,
                              Corporation                    Finance
                              260 Long Ridge Road
                              Stamford, CT  06927

       Todd S. Thomson        General Electric Capital       Senior Vice President,
                              Corporation                    Strategic Planning and
                              260 Long Ridge Road            Business Development
                              Stamford, CT  06927

       Lawrence J. Toole      General Electric Capital       Senior Vice President,
                              Corporation                    Human Resources
                              260 Long Ridge Road
                              Stamford, CT  06927

       Jeffrey S. Werner      General Electric Capital       Senior Vice President,
                              Corporation                    Corporate Treasury and
                              201 High Ridge Road            Global Funding Operation
                              Stamford, CT  06927



                                   SCHEDULE II TO SCHEDULE 13D
                                   ---------------------------
                        Filed by General Electric Capital Services, Inc.

                             GENERAL ELECTRIC CAPITAL SERVICES, INC.
                                DIRECTORS AND EXECUTIVE OFFICERS
                            ----------------------------------------

       NAME                   PRESENT                        PRESENT
       ----                   BUSINESS                       PRINCIPAL
                              ADDRESS                        OCCUPATION
                              -------                        ----------
       Directors
       ---------

       Kaj Ahlmann            Employers Reinsurance Corp.    Executive Vice President,
                              5200 Metcalf                   General Electric Capital
                              Overland Park, KS  66201       Services, Inc., President
                                                             and Chief Operating
                                                             Officer, Employers
                                                             Reinsurance Corp.

       Nigel D.T. Andrews     General Electric Capital       Executive Vice President,
                              Corporation                    General Electric Capital
                              260 Long Ridge Road            Corporation
                              Stamford, CT  06927

       James R. Bunt          General Electric Company       Vice President and
                              3135 Easton Turnpike           Treasurer, General Electric
                              Fairfield, CT  06431           Company

       Dennis D. Dammerman    General Electric Company       Senior Vice President-
                              3135 Easton Turnpike           Finance and Chief Financial
                              Fairfield, CT  06431           Officer, General Electric
                                                             Company

       Paolo Fresco           General Electric Company       Vice Chairman and Executive
                              3135 Easton Turnpike           Officer, General Electric
                              Fairfield, CT  06431           Company

       Dale F. Frey           General Electric Investment    Vice President, General
                              Corporation                    Electric Company, Chairman
                              3003 Summer Street             and President, General
                              Stamford, CT  06904            Electric Investment
                                                             Corporation

       Benjamin W. Heineman,  General Electric Company       Senior Vice President,
       Jr.                    3135 Easton Turnpike           General Counsel and
                              Fairfield, CT  06431           Secretary, General Electric
                                                             Company

       Robert L. Nardelli     General Electric Company       Senior Vice President - GE
                              One River Road                 Power Systems
                              Schenectady, NY  12345

       Denis J. Nayden        General Electric Capital       President and Chief
                              Corporation                    Operating Officer, General
                              260 Long Ridge Road            Electric Capital
                              Stamford, CT  06927            Corporation






       NAME                   PRESENT                        PRESENT
       ----                   BUSINESS                       PRINCIPAL
                              ADDRESS                        OCCUPATION
                              -------                        ----------

       Michael A. Neal        General Electric Capital       Executive Vice President,
                              Corporation                    General Electric Capital
                              260 Long Ridge Road            Corporation
                              Stamford, CT  06927

       John M. Samuels        General Electric Company       Vice President and Senior
                              3135 Easton Turnpike           Counsel, Corporate Taxes,
                              Fairfield, CT  06431           General Electric Company

       Edward D. Stewart      General Electric Capital       Executive Vice President,
                              Corporation                    General Electric Capital
                              260 Long Ridge Road            Corporation
                              Stamford, CT  06927

       John F. Welch, Jr.     General Electric Company       Chairman and Chief
                              3135 Easton Turnpike           Executive Officer, General
                              Fairfield, CT  06431           Electric Company

       Gary C. Wendt          General Electric Capital       Chairman, President and
                              Services, Inc.                 Chief Executive Officer,
                              260 Long Ridge Road            General Electric Capital
                              Stamford, CT  06927            Services, Inc.

       Officers
       --------


       Gary C. Wendt          General Electric Capital       Chairman, President and
                              Services, Inc.                 Chief Executive Officer,
                              260 Long Ridge Road            General Electric Capital
                              Stamford, CT  06927            Services, Inc.

       Kaj Ahlmann            Employers                      Executive Vice President,
                              Reinsurance Corp.              General Electric Capital
                              5200 Metcalf                   Services, Inc., President
                              Overland Park, KS 66201        and Chief Operating
                                                             Officer, Employers
                                                             Reinsurance Corp.

       Nigel D. T. Andrews    General Electric Capital       Executive Vice President
                              Corporation                    See Schedule I.
                              260 Long Ridge Road
                              Stamford, CT  06927

       Denis J. Nayden        General Electric Capital       President and Chief
                              Corporation                    Operating Officer
                              260 Long Ridge Road            See Schedule I.
                              Stamford, CT  06927

       Michael A. Neal        General Electric Capital       Executive Vice President
                              Corporation                    See Schedule I.
                              260 Long Ridge Road
                              Stamford, CT  06927

       Edward D. Stewart      General Electric Capital       Executive Vice President
                              Corporation                    See Schedule I.
                              260 Long Ridge Road
                              Stamford, CT  06927








       NAME                   PRESENT                        PRESENT
       ----                   BUSINESS                       PRINCIPAL
                              ADDRESS                        OCCUPATION
                              -------                        ----------

       Nancy E. Barton        General Electric Capital       Senior Vice President,
                              Corporation                    General Counsel and
                              260 Long Ridge Road            Secretary
                              Stamford, CT  06927            See Schedule I.

       James A. Parke         General Electric Capital       Senior Vice President,
                              Corporation                    Finance
                              260 Long Ridge Road            See Schedule I.
                              Stamford, CT  06927

       Lawrence J. Toole      General Electric Capital       Senior Vice President,
                              Corporation                    Human Resources
                              260 Long Ridge Road            See Schedule I.
                              Stamford, CT  06927

       Jeffrey W. Werner      General Electric Capital       Senior Vice President,
                              Corporation                    Corporate Treasury and
                              201 High Ridge Road            Global Funding Operation
                              Stamford, CT  06927            See Schedule I.



                                  SCHEDULE III TO SCHEDULE 13D
                                  ----------------------------
                                Filed by General Electric Company

                                    GENERAL ELECTRIC COMPANY
                                DIRECTORS AND EXECUTIVE OFFICERS
                            ----------------------------------------

       NAME                   PRESENT                        PRESENT
       ----                   BUSINESS                       PRINCIPAL
                              ADDRESS                        OCCUPATION
                              -------                        ----------
       Directors
       ---------

       D.W. Calloway          Pepsico, Inc.                  Chairman of the Board,
                              700 Anderson Hill Road         Pepsico, Inc.
                              Purchase, NY  10577

       S.S. Cathcart          222 Wisconsin Avenue           Director and Retired
                              Suite 103                      Chairman, Illinois
                              Lake Forest, IL  60045         Tool Works

       D.D. Dammerman         General Electric Company       Senior Vice President-
                              3135 Easton Turnpike           Finance and Chief Financial
                              Fairfield, CT  06431           Officer, General Electric
                                                             Company

       P. Fresco              General Electric Company       Vice Chairman of the Board
                              (U.S.A.)                       and Executive Officer,
                              3 Shortlands,                  General Electric Company
                              Hammersmith
                              London, W6 SBX,
                              England

       C.X. Gonzalez          Kimberly-Clark de Mexico,      Chairman of the Board and
                                S.A. de C.V.                 Chief Executive Officer,
                              Jose Luis Lagrange             Kimberly-Clark de Mexico,
                              103, Tercero Piso                S.A. de C.V.
                              Colonia Los Morales
                              Mexico, D.F.  11510,
                              Mexico

       R.E. Mercer            General Electric Company       Retired Chairman of the
                              3135 Easton Turnpike           Board and former Director,
                              Fairfield, CT  06431           The Goodyear Tire & Rubber
                                                             Company

       G.G. Michelson         Federated Department Stores    Member of the Board of
                              151 West 34th Street           Directors, Federated
                              New York, NY  10001            Department Stores

       J.D. Opie              General Electric Company       Vice Chairman of the Board
                              3135 Easton Turnpike           and Executive Officer,
                              Fairfield, CT  06431           General Electric Company

       R.S. Penske            Penske Corporation             Chairman of the Board and
                              13400 Outer Drive, West        President, Penske
                              Detroit, MI  48239-4001        Corporation and Detroit
                                                             Diesel Corporation




       NAME                   PRESENT                        PRESENT
       ----                   BUSINESS                       PRINCIPAL
                              ADDRESS                        OCCUPATION
                              -------                        ----------
       B.S. Prelskel          Suite 3125                     Former Senior Vice
                              60 East 42nd Street            President, Motion Picture
                              New York, NY  10165            Association of America

       F.H.T. Rhodes          Cornell University             President Emeritus,
                              3104 Snee Building             Cornell University
                              Ithaca, NY  14853

       A.C. Sigler            Champion International         Chairman of the Board, CEO
                              Corporation                    and Director, Champion
                              1 Champion Plaza               International Corporation
                              Stamford, CT  06921

       D.A. Warner III        J.P. Morgan & Co., Inc. and    Chairman of the Board,
                              Guaranty Trust Co.             President, and Chief
                              60 Wall Street                 Executive Officer, J.P.
                              New York, NY  10260            Morgan & Co. Incorporated
                                                             and Morgan Guaranty Trust
                                                             Company

       J.F. Welch, Jr.        General Electric Company       Chairman of the Board and
                              3135 Easton Turnpike           Chief Executive Officer,
                              Fairfield, CT  06431           General Electric Company

       Executive Officers
       ------------------


       J.F. Welch, Jr.        General Electric Company       Chairman of the Board and
                              3135 Easton Turnpike           Executive Officer
                              Fairfield, CT  06431

       P. Fresco              General Electric Company       Vice Chairman of the Board
                              (U.S.A.)                       and Executive Officer
                              3 Shortlands, Hammersmith
                              London, W6 SBX, England

       P.D. Ameen             General Electric Company       Vice President and
                              3135 Easton Turnpike           Comptroller
                              Fairfield, CT  06431

       J.R. Bunt              General Electric Company       Vice President and
                              3135 Easton Turnpike           Treasurer
                              Fairfield, CT  06431

       D.L. Calhoun           General Electric Company       Vice President -
                              2901 East Lake Road            GE Transportation Systems
                              Erie, PA  16531

       W.J. Conaty            General Electric Company       Senior Vice President -
                              3135 Easton Turnpike           Human Resources
                              Fairfield, CT  06431

       D.M. Cote              General Electric Company       Vice President - GE
                              3135 Easton Turnpike           Appliances
                              Fairfield, CT  06431





       NAME                   PRESENT                        PRESENT
       ----                   BUSINESS                       PRINCIPAL
                              ADDRESS                        OCCUPATION
                              -------                        ----------

       D.D. Dammerman         General Electric Company       Senior Vice President -
                              3135 Easton Turnpike           Finance and Chief Financial
                              Fairfield, CT  06431           Officer

       L.S. Edelheit          General Electric Company       Senior Vice President -
                              P.O. Box 8                     Corporate Research and
                              Schenectady, NY  12301         Development

       D.F. Frey              General Electric Company       Vice President and Chairman
                              3003 Summer Street             & President, GE Investments
                              Stamford, CT  06905            Corp.

       B.W. Heineman, Jr.     General Electric Company       Senior Vice President -
                              3135 Easton Turnpike           General Counsel and
                              Fairfield, CT  06431           Secretary

       W.J. Lansing           General Electric Company       Vice President - Business
                              3135 Easton Turnpike           Development
                              Fairfield, CT  06431

       W.J. McNerney, Jr.     General Electric Company       Senior Vice President - GE
                              Nela Park                      Lighting
                              Cleveland, OH  44122

       E.F. Murphy            General Electric Company       Senior Vice President - GE
                              1 Newmann Way                  Aircraft Engines
                              Cincinnati, OH  05215

       R.L. Nardelli          General Electric Company       Senior Vice President - GE
                              1 River Road                   Power Systems
                              Schenectady, NY  12345

       R.W. Nelson            General Electric Company       Vice President - Corporate
                              3135 Easton Turnpike           Financial Planning and
                              Fairfield, CT  06431           Analysis

       J.D. Opie              General Electric Company       Vice Chairman of the Board
                              3135 Easton Turnpike           and Executive Officer
                              Fairfield, CT  06431

       G.M. Reiner            General Electric Company       Senior Vice President -
                              3135 Easton Turnpike           Chief Information
                              Fairfield, CT  06431           Officer

       G.L. Rogers            General Electric Company       Senior Vice President -
                              1 Plastics Avenue              GE Plastics
                              Pittsfield, MA  01201

       J.W. Rogers            General Electric Company       Vice President GE Motors
                              1635 Broadway
                              Fort Wayne, IN  46801

       J.M. Trani             General Electric Company       Senior Vice President - GE
                              P.O. Box 414                   Medical Systems
                              Milwaukee, WI  53201






       NAME                   PRESENT                        PRESENT
       ----                   BUSINESS                       PRINCIPAL
                              ADDRESS                        OCCUPATION
                              -------                        ----------

       L.G. Trotter           General Electric Company       Vice President - GE
                              41 Woodward Avenue             Electrical Distribution and
                              Plainville, CT  06062          Control



                           SCHEDULE IV TO SCHEDULE 13D
                           ---------------------------

     United States ex rel. Taxpayers Against Fraud and Chester L. Walsh v.
     ---------------------------------------------------------------------
     General Electric Company
     ------------------------

               On November 15, 1990, an action under the federal False Claims Act 31 U.S.C. Sections 3729-32, was filed under seal against GE in the United States District Court for the Southern District of Ohio. The qui tam action, brought by an organization called Taxpayers Against Fraud and an employee of GE's Aircraft Engines division ("GEAE"), alleged that GEAE, in connection with its sales of F110 aircraft engines and support equipment to Israel, made false statements to the Israeli Ministry of Defense (MoD), causing MoD to submit false claims to the United States Department of Defense under the Foreign Military Sales Program. Senior GE management became are of possible misconduct in GEAE's Israeli F110 program in December 1990. Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the Department of Defense and Justice, promised full cooperation and restitution, and began an internal investigation. In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

               On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action. Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims. Also on July 22, 1992, in connection with the same matter, the United States filed a four count information charging GE with violations of 18 U.S.C. Section 287 (submitting false claims against the United States), 18 U.S.C. Section 1957 (engaging in monetary transactions in criminally derived property), and 15 U.S.C. Sections 78m(b)(2)(A) and 78ff(a) (in accurate books and records), and 18 U.S.C. Section 371 (conspiracy to defraud the United States and to commit offenses against the United States). The same day, GE and the United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million. GE was that day sentenced by the federal court in accordance with the plea agreement.

                           SCHEDULE V TO SCHEDULE 13D
                           --------------------------

     The details of sales of shares of Common Stock during the past sixty days by GE Capital are set forth below. All of these transactions were open-market and executed on the New York Stock Exchange.


       Trade Date         Number of          Price
       (MM/DD/YY)         Shares Sold        per Share ($)
       ----------         -----------        -------------

       11/22/96           100,000            32.7500
       11/25/96            78,500            33.4013
       11/26/96            14,000            33.3339
       11/27/96            82,500            33.3038
       12/02/96             6,500            33.3750
       12/03/96           100,000            33.4991
       12/04/96           118,500            33.3755


                                  EXHIBIT INDEX
                                  -------------
     Exhibit No.
     -----------

     Exhibit 3      Registration Rights Agreement by and
                    among the Company, GE Capital and Smith
                    Barney, dated as of March 23, 1993.
                    (previously filed)

     Exhibit 8      Joint Filing Agreement by and among GE,
                    GECS and GE Capital, dated December 1, 1993.
                    (previously filed)





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